UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



				  Support.com
--------------------------------------------------------------------------------
                                (Name of Issuer)


				  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


				   86858W101
                                 (CUSIP Number)


			       August 5, 2011
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  	86858W101
            ---------------------

1.   NAME OF REPORTING PERSONS

     RGM Capital, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     06-1685711

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     4,091,088

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     4,091,088

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,091,088

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.43%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

--------------------------------------------------------------------------------


CUSIP No.  	86858W101
            ---------------------

1.   NAME OF REPORTING PERSONS

     Robert G. Moses

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     4,091,088

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     4,091,088

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,091,088

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.43%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC

--------------------------------------------------------------------------------



CUSIP No.  	86858W101
            ---------------------


1.	NAMES OF REPORTING PERSONS

	Duke University


	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	56-0532129

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
						(a)       [ ]
						(b)       [X]

3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

	0

6.	SHARED VOTING POWER

	2,444,827

7.	SOLE DISPOSITIVE POWER

	0

8.	SHARED DISPOSITIVE POWER

	2,444,827

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,444,827

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
	[  ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.04%

12.	TYPE OF REPORTING PERSON

	OO


CUSIP No.  	86858W101
            ---------------------

1.	NAMES OF REPORTING PERSONS

	Blacwell Partners, LLC


	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	20-8075455

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
						(a)       [ ]
						(b)       [X]

3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Georgia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

	0

6.	SHARED VOTING POWER

	2,444,827

7.	SOLE DISPOSITIVE POWER

	0

8.	SHARED DISPOSITIVE POWER

	2,444,827

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,444,827

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
	[  ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.04%

12.	TYPE OF REPORTING PERSON

	IV


CUSIP No.  	86858W101
            ---------------------

1.	NAMES OF REPORTING PERSONS

	DUMAC, LLC

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	65-1319939

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
					(a)       [ ]
					(b)       [X]

3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

	0

6.	SHARED VOTING POWER

	2,444,827

7.	SOLE DISPOSITIVE POWER

	0

8.	SHARED DISPOSITIVE POWER

	2,444,827

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,444,827

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
	[  ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.04%

12.	TYPE OF REPORTING PERSON

	IA

DUMAC, LLC (DUMAC), Duke University, and Blackwell Partners LLC
(collectively, the Reporting Persons) are filing this Statement of Beneficial Ownership on Schedule 13G to report the shares of Common Stock, par value $.01 per share (the Common Stock) of Support.com over which they could acquire beneficial ownership if they were to terminate their investment management agreement with RGM Capital, LLC. DUMAC is a North Carolina limited liability company formed by Duke University that is majority owned by Duke University and that provides investment management services to Duke University and Blackwell Partners LLC.Blackwell Partners, LLC is a Georgialimited liability company that is managed by an entity that qualifies as a support corporation of Duke University underSection 509(a)(3) of the Internal Revenue Code.



Item 1(a).  Name of Issuer:

            Support.com
            -------------------------------------------------------------------


      (b).  Address of Issuer's Principal Executive Offices:

            1900 Seaport Boulevard, 3rd Floor, Redwood City, CA 94063
            -------------------------------------------------------------------


Item 2(b).   Name of Person Filing:

		RGM Capital, LLC
		Robert G. Moses
		Duke University
		Blackwell Partners LLC
		DUMAC, LLC

Item 2(b).   Address of Principal Business Office:

		RGM Capital, LLC
		9010 Strada Stell Court
		Suite 105
		Naples, FL  34109

		Duke University
		c/o DUMAC, LLC
		406 Blackwell Street, Suite 300
		Durham, NC  27701

		Blackwell Partners LLC
		c/o DUMAC, LLC
		406 Blackwell Street, Suite 300
		Durham, NC  27701

		DUMAC, LLC
		406 Blackwell Street, Suite 300
		Durham, NC  27701

Item 2(c).   Citizenship:

		RGM Capital, LLC
		Delaware

		Duke University
		North Carolina

		Blackwell Partners LLC
		Georgia

		DUMAC, LLC
		North Carolina


Item 2(d).   Title of Class of Securities

		Common Stock

Item 2(e).  CUSIP Number:

            86858W101

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     		(a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     		(b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act (15
               U.S.C. 78c).

     		(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     		(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     		(e)  [X]  An investment adviser in accordance with s.240.13d-1(b)(1)
	       (ii)(E);

     		(f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     		(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     		(h) [_] A savings association as defined in Section 3(b) of the FederalDeposit Insurance Act (12 U.S.C.1813);

     		(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     		(j)  [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          	4,091,088
            -------------------------------------------------------------------

     (b)  Percent of class:

          	8.43%
            -------------------------------------------------------------------

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote
              								0
                                                          --------------------,


          (ii)  Shared power to vote or to direct the vote
                                                         	4,091,088
                                                          --------------------,


          (iii) Sole power to dispose or to direct the
                disposition of                            		0
                                                          --------------------,


          (iv)  Shared power to dispose or to direct the
                disposition of                            	4,091,088
                                                          --------------------.

As of the date of this filing, RGM Capital, LLC beneficially owns 4,091,088 shares of Common Stock, which constitutes approximately 8.43% of Support.com outstanding Common Stock as reported in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed on August 5, 2011.

As of the date of this filing, Duke University beneficially owns 2,444,827 shares of Common Stock, which constitutes approximately 5.04% of support.com outstanding Common Stock as reported in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed on August 5, 2011. Of the above 2,444,827 shares of Common Stock, Duke University and DUMAC, LLC have shared dispositive power over 2,444,827 shares of Common Stock.

Blackwell Partners LLC beneficially owns, and has sole voting and dispositive power over 2,444,827 shares of Common Stock, which constitutes approximately 5.04% of Support.com outstanding Common Stock. This Schedule 13G has been filed for informational purposes to reflect that DUMAC makes investment decisions for each of Duke University and Blackwell Partners LLC and can terminate the investment management agreement with RGM Capital, LLC within 60 days.

Item 5.  Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Robert G. Moses is the managing member of RGM Capital, LLC, a Delaware limited liability company that serves as the general partner of and exercises investment discretion over the accounts of, a number of investment vehicles. None of those investment vehicles has beneficial ownership of 5% or more of any class of the Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

NOT APPLICABLE

Item 8.  Identification  and  Classification  of Members of the Group.

NOT APPLICABLE

Item 9.  Notice of Dissolution of Group.

NOT APPLICABLE

         ---------------------------------------------------------------------

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


						   August 30, 2011
                                        -------------------------------------
                                                        (Date)


					RGM CAPITAL, LLC*

					By:  /s/ Robert G. Moses
					---------------------------
   					Name: Robert G. Moses
					Title: Managing Member


					Robert G. Moses*

					By:  /s/ Robert G. Moses
					---------------------------



* The Reporting Persons disclaim beneficial ownership of the shares reported herein except to the extent of their pecuniary interest.

Exhibit A


AGREEMENT

The undersigned agree that this Schedule 13G, dated August 5, 2011 relating to the Common Stock of Support.com, shall be filed on behalf of the undersigned.


						 August 30, 2011
                                        -------------------------------------
                                                        (Date)


					RGM CAPITAL, LLC

					By:  /s/ Robert G. Moses
					---------------------------
					Name: Robert G. Moses
					Title: Managing Member

					Robert G. Moses

					By:  /s/ Robert G. Moses
					---------------------------